



A Path To Profitability

March 7, 2019

PDC Energy: Quality Assets Trapped in a Failing Structure



- Kimmeridge believes PDC Energy owns and operates premier oil and gas assets.

- Despite the underlying asset quality, PDC has consistently failed to generate a return on average capital employed (ROACE) that exceeds its weighted average cost of capital (WACC).

- Over the past 5 and 10 years, PDC's ROACE has averaged 4.1% and 3.8% respectively, materially below its WACC of 10.5%.

- Underperformance has been driven by a pursuit of growth over profitability. Over the past 3 years PDC's share price is down 25%, yet production has doubled.

- The Company has a bloated corporate cost structure that has further diminished returns, while its sub-scale positions in the Delaware and DJ Basins has meant limited opportunities to reap the benefits of size and efficiency.

- PDC's announced plan for 2019 and 2020 is a continuation of this approach. The company has proposed no significant cuts to corporate overhead, no commitments to return cash to shareholders, and no plan to generate a return above its cost of capital.

- Kimmeridge believes that it is time for a change on the Board. Management needs to begin to act in the best interests of shareholders and put PDC on a path to profitability.

ROACE/Return on Average Capital Employed is calculated excluding unusual one-time items and write-offs. Including unusual items and write-offs, ROACE was <1% over the past 3-, 5- and 10 years. The announced plan for 2019-2020 can be found in PDC's Q4'18 earnings presentation.

Consistently Poor ROACE vs Peers and vs the WACC



- PDC's ROACE over the past ten years has averaged 4% and has never been above 6%. This is materially lower than its WACC of 10.5%.

- Elementary finance theory explains that investments should only be made if their expected return exceeds the cost of capital. PDC's investments over the past 10 years have not met this basic threshold.



See disclosures for list of 75 companies included in our calculation of average peer group ROACE.

Shareholder Returns are Depressed Due to Excessive G&A



Kimmeridge

- The main driver of PDC's bloated cost structure is overhead / SG&A. The company is near the top of the peer group on a per unit of production basis.
- A telling metric is overhead per active rig running. PDC's overhead in 2018 was 65% above the peer group average.





SG&A Per BOE FY 2018

$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
Peer 1
PDCE
Peer 2
Peer 3
Peer 4
Peer 5
Peer 6
Peer 7
Peer 8
Peer 9
Peer 10
Peer 11
Peer 12
Peer 13
Peer 14
Peer 15

SG&A Per Rig FY 2018 ($M)

$50
$40
$30
$20
$10
$0
Peer 1
PDCE
Peer 2
Peer 3
Peer 4
Peer 5
Peer 6
Peer 7
Peer 8
Peer 9
Peer 10
Peer 11
Peer 12
Peer 13
Peer 14

Data based on company 10-K's and other public filings. See disclosures for peer group information. SG&A per rig is not calculated for companies with significant offshore operations.

Size and Scale



- Larger basin operators are able to achieve capital efficiency and cost savings through rig optimization, longer laterals, and lower service costs. PDC is not a major operator in either of its two basins, further diminishing returns on capital.





Based on public company filings.

A History of Failing to Execute



- At the start of 2018, PDCE forecasted an outspend of less than $90 million for 2018. The actual result was nearly twice as high, with an outspend of $176 million despite materially higher commodity prices.

February 2018 presentation →

	2017	2018e	2019e
YE Leverage Ratio	~1.9x	~1.4x	~1.0x
Capital Investment (MM)	$790	$850 - $920	$950 - $1,050
(Outspend)/FCF	($211mm)	(< $90mm)	~$100 - $200mm
Production Profile	31.8	38 – 42	30 – 40% growth
Rig Program (WB/DE)	3/3	3/3	3/3
NYMEX Prices ($/Bbl / $/Mcf)	~$51/$3	$57.50/$3	$55/$3

2018 Actuals vs. February 2018
Oil pricing +$7.50/bbl
Gas pricing +$0.09/mcf
Capex Actual +$100M
FCF Actual -$86M

	2018	2019e	2020e
Capital Investment (MM)[1]	$985	$810 - $870	$825 - $925
(Outspend)/FCF (MM)	($176)	~$25	$100 - $200
Free Cash Flow Margin[2]	(18%)	~3%	~15%
Prod. Growth/Debt-Adj. Share[3]	~20%	~20%	~15-20%
NYMEX Pricing (Oil/Gas)	$64.77/$3.09	$50/$3	$50/$3
Rig Count (WB/DE)	3/3	3/2.5	3/2

← February 2019 presentation

Source(s): PDC Energy public presentations.

PDC Energy: A Better Path



- Under Kimmeridge's proposed plan, PDC would:

  - Develop a plan to return ROACE above the WACC at $50/bbl and $3/mcf.

  - Cut SG&A from ~20% of cashflow to industry leading levels.

  - Return cash to shareholders and implement a sustainable dividend.

  - Execute on the capital program without cost overruns.

  - Evaluate strategic opportunities to build scale.

- Kimmeridge believes these changes would deliver a clear path to profitability for shareholders underwritten by the return of cash.

The Kimmeridge Better Path



- PDC guidance for 2020 implies a ROACE below the cost of capital, further degrading equity value.

- A better path for PDC is to implement aggressive controls on costs and spending. The company can and should return cash to shareholders, lower its capital employed, improve margins and improve ROACE.

2020 Forecasts	PDC's Current Plan	Kimmeridge's Better Path	Kimmeridge v PDC
ROACE	5%	8%	3%
Dividend	0%	4%	4%
FCF Yield %	5%	9%	4%
SG&A ($M)	$159	$75	($84)
LOE, T&P $/boe	$3.65	$3.65	$0.00
EBITDA ($M)	$995	$1,079	$84
Capex ($M)	$875	$850	($25)
Free Cash Flow ($M)	$120	$229	$109
Use of Sales Proceeds (2019)	No commitment	Stock buyback	$300-400M
Production	54	54	0.0
EBITDA is calculated using $50/bbl WTI and $3/mcf HH gas prices			

In the Kimmeridge Better Path, average capital employed is reduced by the amount of the stock buyback, expected to be ~$350 million.

Delivering ROACE above the WACC



Kimmeridge

- PDC needs to build a path to meeting its WACC (10.5%) at $50/bbl oil and $3/mcf gas prices by lowering SG&A, improving operating performance, and delivering additional drilling efficiencies.
- Over time, better capital allocation, lower capital costs and better operating performance can drive ROACE to 10%+.



ROACE %
10%
8%
6%
4%
2%
0%
5 year average
PDC Guidance
SG&A reduction
Capital Employed Reduction from Sale
Kimmeridge ROACE

A New Board for a New Business Model



- Kimmeridge is nominating three directors to stand for election at the Company's 2019 annual meeting of shareholders.

- Kimmeridge's candidates have extensive experience as investors and asset owners.

- Kimmeridge currently owns 5.1% of PDC. Kimmeridge has no hedges, uses no options, and is fully aligned with owners.

- According to the Company's 2018 proxy statement, the entire management team and board combined owned just 1% of the outstanding shares.

- By refreshing the Board with directors focused on creating value for all shareholders and aligning management compensation with absolute performance, Kimmeridge believes it can work with PDC to deliver this path to profitability.

Kimmeridge's Director Nominees



Ben Dell

Ben Dell is the founder of Kimmeridge where he leads the firm's investment activities, including overseeing the screening and diligence of new geological opportunities as well as the negotiation and execution of investment strategies. In 2016, Mr. Dell led the sale of Kimmeridge's Delaware Basin assets to PDC. Prior to founding Kimmeridge, Mr. Dell served as Co-Head of Energy Investments at AllianceBernstein and prior to that he was a Senior Equity Research Analyst for Oil and Gas E&P at Sanford Bernstein. Mr. Dell was also a member of British Petroleum's M&A and finance group. He has an undergraduate degree in Earth Sciences from St. Peter's College, Oxford.

Alice Gould

Alice Gould is a member of the Board of Directors of CorePoint Lodging, Inc. (NYSE: CPLG), serving on its Compensation and Nominating and Corporate Governance Committees. Alice previously led the Private Investments team at DUMAC, Inc., an investment office that manages over $18 billion for Duke University's endowment and other assets. Her responsibilities included the evaluation, selection, and monitoring of venture capital, leveraged buyout, credit, real estate, energy, and natural resources investments. She has also served on the advisory boards of over 20 private equity and real assets partnerships in the U.S. and abroad. Prior to joining DUMAC, Alice was a management consultant and worked for ten years at IBM in various management roles. Alice received a B.S. in Engineering from Duke University (magna cum laude) and an MBA from The Fuqua School of Business at Duke University (Fuqua Scholar).

James Adelson

James Adelson serves as the President and CEO of Nadel and Gussman, LLC, a fourth-generation family oil and gas business. He also serves as manager or managing partner of Nadel and Gussman's various energy affiliates, as well as Ellbar Partners, LLC, the family office entity that focuses on non-energy related opportunities. Jim is an experienced industry executive with over 30 years in oil and gas, including management, operational strategy, exploration and development, together with significant financial expertise in corporate finance, strategic planning and risk management. Jim received his B.A. in Economics from Cornell University.

Disclosures



The views expressed in this presentation represent the opinions of Kimmeridge Energy Management Company, LLC and its principals and affiliates (Kimmeridge) including certain privately offered investment funds sponsored or advised by Kimmeridge that own shares of common stock of PDC Energy, Inc. (PDC). All of the information and data included in this presentation is based on publicly available information relating to PDC such as financial statements and other publicly available information. Kimmeridge principals and employees have performed the analysis and reviews of the PDC data and information independently. However, it is possible that others, including PDC, could disagree and conduct analysis that leads to different results. We reserve the right to change any of the opinions and views set out in this presentation as we deem appropriate and without any obligation to make market updates or notifications either through public filings or on its website.

Certain data and analysis presented here is based on or derived from filings made by PDC with the US Securities and Exchange Commission (SEC) or other regulatory agencies or from third party reports or analysis and Kimmeridge is not responsible or liable for any information obtained from SEC filings or third parties. The information set out in this presentation has not been prepared or calculated in accordance with US generally accepted accounting principles (GAAP) and has not been audited by an independent registered public accounting firm. There can be no assurance that any of the recommendations proposed by Kimmeridge will actually yield the planned results if implemented either in whole or in part. This presentation and the information set out herein is not intended to predict any particular financial result, trading price or market value of the equity securities of any company including PDC. The ideas and analysis in this presentation are for informational purposes only and are designed to be suggestions in how PDC can improve results and increase shareholder value. They are in no way a guarantee that any particular financial result or performance will be obtained and this information should not be relied upon to indicate as such. This presentation contains ideas, analysis and proposals that are the result of reasonable assumptions used by Kimmeridge as of the date of this presentation. PDC's performance, including financial results and share price performance may, differ materially from the estimates and analysis set out in this presentation.

The information contained herein reflects projections, market outlooks, assumptions, opinions and estimates made by Kimmeridge as of the date hereof and therefore such information may be deemed to constitute forward-looking statements which are subject to change without notice at any time. Such forward-looking statements may be based on certain assumptions and may involve certain risks and uncertainties, including risks and changes affecting industries generally and PDC specifically. Given the inherent uncertainty of projections and forward-looking statements, investors should be aware that actual results may differ materially from the projections and other forward-looking statements contained herein due to reasons that may or may not be foreseeable. While the information presented herein is believed to be reliable, no representation or warranty is made concerning the accuracy of any data presented, the information or views contained herein, nor concerning any forward-looking statements.

Disclosures Continued



Custom peer group data presented in the chart on slide 3 was prepared by Kimmeridge using publicly available information for 75 publicly listed E&P companies chosen by Kimmeridge and is meant to be representative of the performance of the overall E&P industry (Broad Peer Group). Results could differ if the constituents of the peer group were changed. See below for list of peer group constituents.

Peer group data presented in the charts on slide 4 was prepared by Kimmeridge using publicly available information for a customized set of E&P companies chosen by Kimmeridge and determined to be substantially similar to PDC in structure, operations, basin focus and certain other characteristics (Custom Peer Group). Results could differ if the constituents of this customized peer group were changed. Constituents of Custom Peer Group: CDEV, CRZO, CXO, EOG, FANG, JAG, NBL, OAS, PE, PXD, SM, SRCI, WLL, WPX, XOG. NBL was excluded from the chart showing SG&A per rig due to its significant offshore operations.

Peer group data presented in the charts on slide 5 was prepared by Kimmeridge using publicly available information for a customized set of E&P companies chosen by Kimmeridge with significant operations in each of the basins in which PDC operates. The charts are meant to illustrate that PDC struggles to achieve efficiencies realized by larger operators. Results could differ if the constituents of these customized peer groups were changed.

Nothing herein should be considered a recommendation, offer or solicitation to purchase or sell any particular security or investment and does not represent investment, legal, tax, or financial advice and should not be relied upon as such.

Certain private funds sponsored or advised by Kimmeridge beneficially own shares of PDC and these funds may continue to purchase and sell PDC shares in the ordinary course of business. Kimmeridge has disclosed its intent with respect to effect changes in PDC management and operations in public filings with the SEC.

Broad Peer Group Constituents: APA APC AR AREX AXAS, BCEI, CDEV, CHAP, CHK, CLR, CNX, COG, COP, CPE, CRC, CRK, CRZO, CXO, DNR, DVN, ECR, EGN, EOG, EPE, EQT, FANG GDP, GPOR, GST, HES, HK, HPR, HVST, JAG, JONE, LLEX, LPI, MCF, MPO, MRO, MTDR, MUR, NBL, NFX, NOG, OAS, OXY, PE, PQ, PDCE, PVAC, PXD, QEP, REI, REN, REXX, ROSE, RRC, RSPP, SBOW, SD, SGY, SM, SN, SRCI, SWN, UNT, UPL, USEG, WLL, WPX, WRD, WTI, XEC, XOG.

This presentation may not be reproduced without prior written permission from Kimmeridge.

LEGEND
Kimmeridge and Benjamin Dell, Alice E. Gould, and James Adelson (collectively, the "Nominees," together with Kimmeridge, the "Participants") intend to file with the SEC a definitive proxy statement and accompanying form of proxy to be used in connection with the solicitation of proxies from the stockholders of PDC. All stockholders of PDC are advised to read the definitive proxy statement and other documents related to the solicitation of proxies by the Participants when they become available, as they will contain important information, including additional information related to the Participants. The definitive proxy statement and an accompanying proxy card will be furnished to some or all of the Company's stockholders and will be, along with other relevant documents, available at no charge on the SEC website at http://www.sec.gov/. Information about the Participants and a description of its direct or indirect interests by security holdings is contained in the Schedule 14A filed by Kimmeridge with the SEC on or about March 7, 2019.